Exhibit 99.1

JX Luxventure Limited Signs USD10,000,000 Sales Agreement

A total amount of USD100,000,000 major contracts signed in 2022

Haikou, CHINA, May 24, 2022— JX Luxventure Limited (Nasdaq: LLL) (the “Company”), a company delivering comprehensive products solutions to global elite families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism, announced today that, on May 21, 2022, Beijing Heyang International Travel Service Co., Ltd. (“Beijing HITC”), a subsidiary of the Company, entered into and executed a Group Airline Ticket Framework Agreement (the “Agreement”) with Tianjin China Travel International Travel Service Co., Ltd. (“Tianjin CTITC”). Pursuant to the Agreement, Tianjin CTITC will purchase from Beijing HITC airline tickets in the amount of up to USD10,000,000.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company, commented: “The execution of the Agreement, together with the recent two agreements signed in March and April of 2022 by the Company, shows that the Company and its subsidiaries secured up to USD100,000,000 in orders pursuant to these agreements. This will put the Company on pace to have another stellar year of revenue growth for 2022.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global elite families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

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